NEWS RELEASE

TSX Approves Caza Gold Spin-Out By Way of a Plan of Arrangement

Vancouver, Canada - June 18, 2008 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that the Toronto Stock Exchange (“TSX”) has approved the spin-out of Caza Gold Corp. from Canarc by way of a plan of arrangement.

Canarc shareholders previously approved the spin-out at the Annual General Meeting (“AGM”) held on April 29, 2008 and the plan of arrangement was approved by the Supreme Court of British Columbia on May 12, 2008.  Canarc shareholders will receive, by way of a dividend in kind, one share of Caza for each six shares of Canarc held as of the Dividend Record Date (see news release dated April 30, 2008).

Canarc shares will begin trading “ex-dividend” at the market open on Friday, June 20, 2008. This means only purchasers who purchase shares of Canarc up to the end of the day Thursday June 19, 2008 will be entitled to receive the dividend of Caza shares, and be part of the Plan of Arrangement.

The Record date will be Tuesday, June 24, 2008 to reflect the three day settlement period for share transactions. Only shareholders of record on that date will be entitled to receive the dividend of Caza shares, and be part of the Plan of Arrangement.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.